214-746-7813
rbramsey@weil.com
August 18, 2006
VIA EDGAR CORRESPONDENCE, FAX AND FEDERAL EXPRESS
Gary Newberry
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Darling International Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 1-13323
Dear Mr. Newberry:
     On behalf of Darling International Inc., a Delaware corporation (the “Company”), we are submitting the following responses to the Staff’s comments made in its letter of August 8, 2006 (the “Comment Letter”) addressed to the Company in connection with the Company’s Form 10-K, filed on March 16, 2006 (the “Form 10-K”) and the Company’s Form 8-K/A filed on July 28, 2006, which amended the Company’s Form 8-K filed on May 17, 2006 (as so amended, the “Form 8-K”). Where applicable, we have incorporated revisions in response to the Staff’s comments into an Amendment to Form 10-K or an Amendment to Form 8-K (the “Amendments”), which we are concurrently filing herewith.
     Where appropriate, the Amendments incorporate material intended to be responsive to certain of the comments contained in the Comment Letter. For convenience, the Staff’s comments have been reproduced in bold text in this letter with the Company’s responses thereto below each corresponding comment.

Mr. Newberry
August 18, 2006

     Form 10-K or the Fiscal Year Ended December 31, 2005
     Results of Operations
     Fifty-two Week Fiscal Year Ended December 31, 2005 (“Fiscal 2005”) Compared to
     Fifty-two Week Fiscal Year Ended January 1, 2005 (“Fiscal 2004”)
     Income Taxes, page 30
1.	We note the reduction in your effective tax rate as disclosed in Note 10 to your financial statements. Provide a discussion of the impact of this rate reduction on your results of operations for fiscal 2005.
     The Company will include a discussion of the effective income tax rate in future filings. The Company will include the following disclosure in its 2006 annual report on Form 10-K:
     The effective tax rate of 29.3% for 2005 differed from the statutory rate of 34% primarily due to the reversal of approximately $700,000 in reserves for tax contingencies as a result of the expiration of the statute of limitations for such contingencies. The impact of state income taxes for 2005 of $0.4 million was offset by certain state tax credits recorded in 2005 of $0.3 million. The effective tax rate of 39.3% for 2004 differed from the statutory rate of 35% primarily due to state income taxes.
     Critical Accounting Policies, page 38
2.	Several critical policies discussed here are not disclosed in your financial statements. Provide the appropriate disclosure for all significant accounting policies in the Notes to your financial statements.
     The Company has determined that Accounts Receivable and Allowance for Doubtful Accounts and Accrued Medical Claims Liability are not critical accounting policies and the Company will remove such policies from its discussion of critical accounting policies in future filings. The Company will include the following policy with respect to complying with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in future filings:
     The Company reviews the carrying value of long lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset, or related asset group, may not be recoverable from estimated future undiscounted cash flows. For purposes of calculating impairment on long lived operating assets, the Company estimates fair value of its long lived assets at each plant based upon future undiscounted net cash flows from use of those assets. In calculating such estimates, actual historical operating results and anticipated future economic factors, such as future business volume, future finished product prices, and future operating costs and expense are evaluated and estimated as a component of the calculation of future undiscounted cash flows for each operating plant location. The estimates of fair value of the reporting units and of future undiscounted net cash flows from

Mr. Newberry
August 18, 2006

operation of these assets could change if actual volumes, prices, costs or expenses vary from these estimates.
     Consolidated Balance Sheets, page 49
3.	Provide the appropriate level of detail for prepaid assets in excess of 5% of current assets and non-current liabilities in excess of 5% of total liabilities, respectively, in your balance sheet or a footnote to your financial statements. Refer to Regulation S-X Item 5.02(8) and (14) for guidance.
     There are no prepaid assets in excess of 5% of current assets. Other than accrued pension, which is disclosed in Note 9, there are no non-current liabilities in excess of 5% of total liabilities.
     Notes to Consolidated Financial Statements
     Note 1 – General
     (b) – Summary of Significant Accounting Policies
     (7) – Environmental Expenditures, page 55
4.	We note your policy to capitalize environmental expenditures incurred to mitigate or prevent current or future contamination. Tell us in greater detail the nature of such costs and how your policy is applied. You may refer to Emerging Issue Task Force Abstract 90-8 for guidance.
     During 2003, 2004 and 2005, the Company recorded $1.9 million, $1.5 million and $1.9 million, respectively, in capital expenditures for waste water treatment equipment and air treatment equipment. The Company capitalized such expenditures because the equipment improved the safety and efficiency of the related plants and mitigates air and water pollution that has yet to occur but that may otherwise result from future plant operations.
     Note 14 – Contingencies, page 71
5.	With respect to your environmental liabilities, provide all the disclosures required by paragraphs 151-172 of Statement of Position (SOP) 96-1 or tell us why such disclosure is not required. In particular, address the requirements of paragraph 156 with regard to disclosure of certain significant risks and uncertainties under SOP 94-6.
     The Company does not have any significant environmental remediation obligations. During 2003, 2004 and 2005, the Company recorded environmental expense of $33,000, $0 and $56,000, respectively. As of December 31, 2005 and January 1, 2005, the Company had recorded environmental liabilities totaling $534,000 and $460,000, respectively. While the Company does have environmental

Mr. Newberry
August 18, 2006

obligations, such obligations relate to exposures at approximately 15 locations, which average approximately $30,000 to $40,000 per location. The largest individual remediation obligation was $89,000 as of December 31, 2005. Based on the insignificance of such environmental remediation obligations, the Company does not believe that additional disclosures prescribed by SOP 96-1 are required.
     Exhibits 31.1 and 31.2
6.	We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238. Please provide the correctly worded certifications. The title of your certifying officer and the name of the company should not be included in the introductory line and the certification should include the language of paragraph 4b that refers to the certifying officer’s responsibility for designing internal control over financial reporting.
     Item 15(a)(3) (including Exhibits 31.1 and 31.2) of the Form 10-K has been amended and restated in its entirety in response to this comment to conform to the requirements specified in Financial Release 33-8238 by (i) removing the title of the applicable certifying officer and the name of the Company in the introductory line and (ii) including the language of paragraph 4(b) that refers to the certifying officer’s responsibility for designing internal control over financial reporting, in the certifications of our principal executive officer and principal financial officer.
     Form 8-K/A filed July 28, 2006
     Notes to Pro Forma Condensed Combined Financial Statements
     Note 3 – Pro Forma Adjustments
     Pro Forma Statement of Operations Adjustments (h), page 8
7.	The pro forma effect of contingent shares issued to management should be disclosed but not presented as a pro forma adjustment, as the issuance is not expected to have a continuing impact on the company. See Rule 11-02(b)(6) of Regulation S-X. Please revise your statements accordingly.
     Item 9.01 (including Exhibit 99.1) of the Form 8-K has been amended and restated in its entirety in response to this comment to remove the pro forma effect of contingent shares issued to management as a pro forma adjustment by deleting the pro forma adjustment for “Selling, general and administrative” in each of the “Unaudited Pro Forma Condensed Combined Statements of Operations” for the fiscal year ended December 31, 2005 and for the three months ended April 1, 2006 and the corresponding Note to such adjustments.

Mr. Newberry
August 18, 2006

     Pro Forma Statement of Operations Adjustments (j), page 8
8.	Disclose the pro forma effect of a 1/8 point change in the rate of your variable rate debt on the pro forma statement of operations.
     Item 9.01 (including Exhibit 99.1) of the Form 8-K has been amended and restated in its entirety in response to this comment to include the following as the last sentence in Note 3.i. to the “Unaudited Pro Forma Condensed Combined Financial Statements”:
     The pro forma effect of a 1/8 point (0.125%) change in the interest rate of the variable rate debt of $47.8 million would be $59,750 for the year ended December 31, 2005 and $14,938 for the three months ended April 1, 2006.
     Should you have any questions regarding the foregoing or the Amendments, please contact the undersigned at (214) 746-7813.
Very truly yours,
/s/ R.B. Ramsey
R.B. Ramsey